Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the First Nine Months and the Third Quarter Ended March 31, 2017

First Nine Months of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $47.5 million, a decrease of 45.6% compared to the comparable prior year period.
•	Total revenues were $294.0 million, a decrease of 25.9% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 29.6%, compared to 37.2% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.79, a decrease of 45.5% compared to the comparable prior year period.
•	Net cash provided by operating activities was $41.1 million for the current period.
•	DSO of 212 days, compared to 169 days for the comparable prior year period.
•	Inventory turnover days of 54 days, compared to 38 days for the comparable prior year period.

Third Quarter of Fiscal Year 2017 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $13.7 million, a decrease of 40.7% compared to the comparable prior year period.
•	Total revenues were $91.3 million, a decrease of 23.1% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 30.7%, compared to 31.7% for the comparable prior year period.
•	Non-GAAP diluted EPS were at $0.22, a decrease of 42.1% compared to the comparable prior year period.
•	Net cash used in operating activities was $12.5 million for the current quarter.
•	DSO of 219 days, compared to 181 days for the comparable prior year period.
•	Inventory turnover days of 61 days, compared to 40 days for the comparable prior year period.

Beijing, China – May 11, 2017 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for the fiscal year 2017 third quarter ended on March 31, 2017 (see attached tables).

With market stabilization in parts of process industries, the performance of Industrial Automation has been getting better, especially recent order trend reflecting a positive momentum. Through actively traced our customers’ new demands under adjusting circumstance, we got several significant contracts. For example, in power, we signed the contract to provide products for Sichuan Jiangyou 2X1000MW power units, Shanxi Yangmei 2X660MW power units. In chemical, we provided DCS and SIS for producing polycarbonate of Luxi Chemical Company. In petrochemical, we won the contract to provide DCS to Shengli oilfield Gudong production plant. In nuclear power, we are continuing providing DCS for Hongyanhe #5 & #6 units and Tianwan #5 & #6 units.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 2

For Factory Automation, after changing strategies from selling products to providing solutions to customers, we did have some progress such as Hair project to help the customer improve the level of automation and Intelligence of their Tianjin-based factory which focuses on wash machine; integrated internal resources to improve the production and Hai Di Lao Hot Pot project to help the customer improve their efficiency of hot pot based making in the restaurant. Hollysys aims to make each project into a demonstration project to create values to the customers and explore more opportunities in sub-industries.

In high-speed railway, we won 106 C2-ATPs & 10 C3-ATPs but since the customer is changing the procurement timeline, it increases uncertainty and volatility of the performance of high-speed railway. In addition, since it is the beginning of the 13th five-year-plan, the finished infrastructure of new planned railway is limited. Therefore, in short term, the performance of high speed rail segment was unfavorable. However, from long run, according to the mid and long term plan of high-speed railway and with the increase of the after sell and replacement, as well as new products launching, we expect the sector will gradually recover in future. For subway, we won the contract to provide power SCADA for Dalian intercity line (from Jinzhou to Pulandianwan).

In the mechanical and electrical installation services, although Concord and Bond are facing some difficulties because of the local political and economic uncertainties in South East Asia and Middle East area, they are still working hard to develop businesses. As one of the strategies to expand overseas market, we will ensure a healthy development of Concord and Bond and take use of their advantages such as good customer relations and sales channels to find more international opportunities.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 3

First Nine Months and the Third Quarter Ended March 31, 2017 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Three months ended			Nine months ended
	Mar 31, 2017	Mar 31, 2016	% Change	Mar 31, 2017	Mar 31, 2016	% Change

Revenues	$91,303	118,793	(23.1)%	$293,981	396,657	(25.9)%
Integrated contract revenue	$78,167	99,757	(21.6)%	$260,766	344,929	(24.4)%
Products sales	$9,746	16,157	(39.7)%	$24,116	42,992	(43.9)%
Service rendered	$3,390	2,879	17.7%	$9,099	8,736	4.2%
Cost of revenues	$63,238	81,126	(22.0)%	$206,826	249,000	(16.9)%
Gross profit	$28,065	37,667	(25.5)%	$87,155	147,657	(41.0)%
Total operating expenses	$15,300	17,986	(14.9)%	$45,843	55,292	(17.1)%
Selling	$5,961	5,237	13.8%	$17,819	18,957	(6.0)%
General and administrative	$8,754	8,685	0.8%	$29,247	28,438	2.8%
Research and development	$6,093	8,369	(27.2)%	$22,083	27,969	(21.0)%
VAT refunds and government subsidies	$(5,508)	(4,305)	27.9%	$(23,306)	(20,072)	16.1%
Income from operations	$12,765	19,681	(35.1)%	$41,312	92,365	(55.3)%
Other income (expenses), net	$571	(394)	244.9%	$1,831	1,383	32.4%
Foreign exchange gains	$1,191	1,543	(22.8)%	$132	729	(81.9)%
Share of net income of equity investees	$2,390	6,409	(62.7)%	$4,670	6,486	(28.0)%
Gains on dilution and divestment of the Company’s interests in HollyCon	$-	-	-	$6,429	-	-
Dividend income from cost investees	$449	-	-	$449	-	-
Interest income	$1,173	1,212	(3.2)%	$2,431	4,051	(40.0)%
Interest expenses	$(395)	(161)	145.3%	$(795)	(914)	(13.0)%
Income tax expenses	$4,433	3,358	32.0%	$9,003	13,140	(31.5)%
Net income attributable to noncontrolling interests	$(5)	1,787	(100.3)%	$(17)	3,727	(100.5)%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$13,716	23,145	(40.7)%	$47,473	87,233	(45.6)%
Non-GAAP basic EPS	$0.23	0.39	(41.0)%	$0.79	1.48	(46.6)%
Non-GAAP diluted EPS	$0.22	0.38	(42.1)%	$0.79	1.45	(45.5)%

Share-based compensation expenses	$(1,907)	1,128	(269.1)%	$(70)	3,265	(102.1)%
Amortization of acquired intangible assets	$-	166	(100.0)%	$263	654	(59.8)%
Acquisition-related incentive share contingent consideration	$-	-	-	$-	(1,745)	(100.0)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$15,623	21,851	(28.5)%	$47,280	85,059	(44.4)%
GAAP basic EPS	$0.26	0.37	(29.7)%	$0.79	1.44	(45.1)%
GAAP diluted EPS	$0.26	0.36	(27.8)%	$0.78	1.41	(44.7)%

Basic weighted average common shares outstanding	60,408,369	59,082,795	2.2%	60,112,281	59,061,277	1.8%
Diluted weighted average common shares outstanding	61,225,248	60,555,132	1.1%	60,909,201	60,594,356	0.5%

Operational Results Analysis for the Third Quarter Ended March 31, 2017

Comparing to the third quarter of the prior fiscal year, the total revenues for the three months ended March 31, 2017 decreased from $118.8 million to $91.3 million, representing a decrease of 23.1%. Broken down by the revenue types, services revenue increased by 17.7% to $3.4 million, integrated contracts revenue decreased by 21.6% to $78.2 million, and products sales revenue decreased by 39.7% to $9.7 million. In July 2016, the company’s interests in Hollycon were diluted from 51.0% to 30.0% and the Company lost the control of Hollycon. As a result, Hollycon’s financials would not be included in the Company’s consolidated financials from July 2016 on. If Hollycon’s revenue was excluded from the comparable figure for the third quarter of the prior fiscal year, the products sales revenue for the three months ended March 31, 2017 should be increased by 17.8%.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 4

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Mar 31,				Nine months ended Mar 31,
	2017		2016		2017		2016
	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	38,054	41.7%	38,026	32.0%	128,884	43.8%	141,769	35.7%
Rail Transportation Automation	34,788	38.1%	56,157	47.3%	91,085	31.0%	174,366	44.0%
Mechanical and Electrical Solution	18,461	20.2%	17,089	14.4%	74,012	25.2%	62,357	15.7%
Miscellaneous	-	-	7,521	6.3%	-	-	18,165	4.6%
Total	91,303	100.0%	118,793	100.0%	293,981	100.0%	396,657	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 30.7% for the three months ended March 31, 2017, as compared to 31.7% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 24.4%, 65.2% and 78.8% for the three months ended March 31, 2017, as compared to 27.1%, 55.5% and 59.1% for the same period of the prior year respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margin. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 30.7% for the three months ended March 31, 2017, as compared to 31.6% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 24.4%, 65.2% and 78.8% for the three months ended March 31, 2017, as compared to 26.9%, 55.5% and 59.1% for the same period of the prior year respectively.

Selling expenses were $6.0 million for the three months ended March 31, 2017, representing an increase of $0.8 million or 13.8% compared to $5.2 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 6.5% and 4.4% for the three months ended March 31, 2017, and 2016, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $8.8 million and $8.7 million for the quarter ended March 31, 2017, and 2016, respectively. Presented as a percentage of total revenues, non-GAAP G&A expenses were 9.6% and 7.3% for quarters ended March 31, 2017 and 2016 respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $6.8 million and $9.8 million for the three months ended March 31, 2017 and 2016, respectively.

Research and development expenses were $6.1 million for the three months ended March 31, 2017, representing a decrease of $2.3 million or 27.2% compared to $8.4 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 6.7% and 7.0% for the quarter ended March 31, 2017 and 2016, respectively.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 5

The VAT refunds and government subsidies were $5.5 million for three months ended March 31, 2017, as compared to $4.3 million for the same period in the prior year, representing a $1.2 million or 27.9% increase.

The income tax expenses and the effective tax rate were $4.4 million and 22.1% for the three months ended March 31, 2017, as compared to $3.4 million and 12.4% for comparable prior year period. The fluctuation of the effective tax rate was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries apply to different tax rates. For the nine months ended March 31, 2017, the effective tax rate was 16.0%.

The non-GAAP net income attributable to Hollysys, which excludes non-cash share-based compensation expenses, amortization of acquired intangibles, acquisition-related consideration fair value adjustments and convertible bond related fair value adjustments was $13.7 million or $0.22 per diluted share based on 61.2 million shares outstanding for the three months ended March 31, 2017. This represents a 40.7% decrease over the $23.1 million or $0.38 per share based on 60.6 million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $15.6 million or $0.26 per diluted share representing a decrease of 28.5% over the $21.9 million or $0.36 per diluted share reported in the comparable prior year period.

Contracts and Backlog Highlights

Hollysys achieved $108.4 million new contracts for the three months ended March 31, 2017. And the backlog as of March 31, 2017 was $509.8 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)	New contracts achieved		Backlog
	for the three months ended Mar 31, 2017		as of Mar 31, 2017
	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	52,838	48.8%	127,614	25.0%
Rail Transportation	50,264	46.4%	238,508	46.8%
Mechanical and Electrical Solutions	5,254	4.8%	143,656	28.2%
Total	108,356	100.0%	509,778	100.0%

Cash Flow Highlights

For the three months ended March 31, 2017, the total net cash outflow was $27.6 million. The net cash used in operating activities was $12.5 million. The net cash used in investing activities was $10.0 million, mainly consisted of $22.8 million time deposits placed with banks, which was partially offset by $12.5 million maturity of time deposits. The net cash used in financing activities was $3.5 million, mainly consisted of $4.9 million repayments of long-term bank loans, which was partially offset by $1.1 million proceeds from short-term bank loans.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 6

Balance Sheet Highlights

The total amount of cash and cash equivalents and time deposits with original maturities over three months were $268.8 million, $285.4 million, and $256.4 million as of March 31, 2017, December 31, 2016 and March 31, 2016, respectively. As of March 31, 2017, the company held $182.5 million in cash and cash equivalents and $86.4 million in time deposits with original maturities over three months.

For the three months ended March 31, 2017, DSO was 219 days, as compared to 181 days for the comparable prior year period and 208 days for the last quarter; and inventory turnover was 61 days, as compared to 40 days for the comparable prior year period and 52 days for the last quarter.

Outlook for FY 2017

The management concluded, “Consideration on the volatility of high-speed railway performance, we would like to keep the guidance even though meeting potential challenges, for fiscal year 2017 with revenue in the range of $480 million to $520 million and non-GAAP net income in the range of $90 million to $100 million.”

Conference Call

The Company will host a conference call at 9:00 p.m. U.S. Eastern Time on May 11, 2017 / 9:00 a.m. Beijing Time on May 12, 2017, to discuss the financial results for the fiscal year 2017 third quarter ended on March 31, 2017 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 2982392.

4001-200-539	(China)
0080 161 5189	(Taiwan)
+1-855-298-3404	(United States)
+1 631 5142 526	(US – New York)
0800 916 599	(France)
0800 1899 399	(Germany)
0800 837 001	(Switzerland)
1800 801 825	(Australia)
800-905-927	(Hong Kong)
+852-5808-3202	(Hong Kong)
0800-015-9725	(United Kingdom)
+44(0)20 3078 7622	(United Kingdom - London)
800-616-3222	(Singapore)
+65 6823 2299	(Singapore/International)

Hollysys Automation Technologies, Ltd May 11, 2017	Page 7

In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at: http://ir.hollysys.com/ or http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Hollysys Automation Technologies, Ltd May 11, 2017	Page 8

For further information, please contact:

Hollysys Automation Technologies Ltd.
www.hollysys.com

+8610-58981386

investors@hollysys.com

Hollysys Automation Technologies, Ltd May 11, 2017	Page 9

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In USD thousands except for number of shares and per share data)

	Three months ended Mar 31,		Nine months ended Mar 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$78,167	$99,757	$260,766	$344,929
Products sales	9,746	16,157	24,116	42,992
Revenue from services	3,390	2,879	9,099	8,736
Total net revenues	91,303	118,793	293,981	396,657

Cost of integrated contracts	59,126	72,921	196,936	227,270
Cost of products sold	3,394	7,194	7,537	19,176
Costs of services rendered	718	1,177	2,616	3,208
Gross profit	28,065	37,501	86,892	147,003

Operating expenses
Selling	5,961	5,237	17,819	18,957
General and administrative	6,847	9,813	29,177	31,703
Research and development	6,093	8,369	22,083	27,969
VAT refunds and government subsidies	(5,508)	(4,305)	(23,306)	(20,072)
Total operating expenses	13,393	19,114	45,773	58,557

Income from operations	14,672	18,387	41,119	88,446

Other income (expenses), net	571	(394)	1,831	3,128
Foreign exchange gains	1,191	1,543	132	729
Share of net income of equity investees	2,390	6,409	4,670	6,486
Gains on dilution and divestment of the Company’s interests in HollyCon	-	-	6,429	-
Dividend income from cost investees	449	-	449	-
Interest income	1,173	1,212	2,431	4,051
Interest expenses	(395)	(161)	(795)	(914)
Income before income taxes	20,051	26,996	56,266	101,926

Income taxes expenses	4,433	3,358	9,003	13,140
Net income	15,618	23,638	47,263	88,786

Net (loss) income attributable to noncontrolling interests	(5)	1,787	(17)	3,727
Net income attributable to Hollysys Automation Technologies Ltd.	$15,623	$21,851	$47,280	$85,059

Other comprehensive income (loss), net of tax of nil
Translation adjustments	7,525	7,838	(34,583)	(30,867)
Comprehensive income	23,143	31,476	12,680	57,919

Less: comprehensive (loss) income attributable to noncontrolling interests	(34)	1,798	(8,551)	3,505
Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$23,177	$29,678	$21,231	$54,414

Net income per ordinary share:
Basic	0.26	0.37	0.79	1.44
Diluted	0.26	0.36	0.78	1.41
Shares used in income per share computation:
Weighted average number of ordinary shares	60,408,369	59,082,795	60,112,281	59,061,277
Weighted average number of diluted ordinary shares	61,225,248	60,555,132	60,909,201	60,594,356

Hollysys Automation Technologies, Ltd May 11, 2017	Page 10

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED BALANCE SHEETS

(In USD thousands except for number of shares and per share data)

	Mar 31,	Dec 31,
	2017	2016
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$182,478	$210,115
Time deposits with original maturities over three months	86,352	75,282
Restricted cash	44,940	42,802
Accounts receivable, net of allowance for doubtful accounts of $45,509 and $43,017 as of March 31,2017 and December 31, 2016, respectively	223,494	219,173
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $5,515 and $6,355 as of March 31, 2017 and December 31, 2016, respectively	147,737	147,097
Other receivables, net of allowance for doubtful accounts of $1,534 and $1,218 as of March 31, 2017 and December 31, 2016, respectively	15,026	11,999
Advances to suppliers	9,463	10,027
Amounts due from related parties	44,868	27,299
Inventories	45,802	40,001
Prepaid expenses	562	754
Income tax recoverable	6,531	4,497
Deferred tax assets	7,586	10,103
Total current assets	814,839	799,149

Non-current assets
Restricted cash	2,318	481
Prepaid expenses	13	8
Property, plant and equipment, net	79,871	78,933
Prepaid land leases	10,145	10,026
Acquired intangible assets, net	407	524
Investments in equity investees	23,924	33,951
Investments in cost investees	3,961	3,927
Goodwill	57,758	55,821
Deferred tax assets	1,758	1,526
Total non-current assets	180,155	185,197

Total assets	994,994	984,346

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	2,979	2,036
Current portion of long-term loans	5,260	9,860
Accounts payable	101,598	95,544
Deferred revenue	105,145	103,062
Accrued payroll and related expenses	9,455	15,243
Income tax payable	6,362	6,852
Warranty liabilities	6,137	6,174
Other tax payables	4,833	6,837
Accrued liabilities	30,768	35,632
Amounts due to related parties	2,244	2,357
Deferred tax liabilities	5,842	7,929
Total current liabilities	280,623	291,526

Non-current liabilities
Long-term loans	20,682	20,639
Deferred tax liabilities	816	822
Warranty liabilities	3,227	3,473
Total non-current liabilities	24,725	24,934

Total liabilities	305,348	316,460

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,319,599 and 60,259,599 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	60	60
Additional paid-in capital	221,656	223,041
Statutory reserves	41,500	41,299
Retained earnings	460,969	445,546
Accumulated other comprehensive income	(34,517)	(42,071)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	689,668	667,875

Noncontrolling interests	(22)	11
Total equity	689,646	667,886

Total liabilities and equity	$994,994	$984,346

Hollysys Automation Technologies, Ltd May 11, 2017	Page 11

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In USD thousands)

	Three months ended	Nine months ended
	Mar 31, 2017	Mar 31, 2017
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$15,618	$47,263
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,552	4,418
Amortization of prepaid land leases	47	141
Amortization of intangible assets	136	421
Allowance for doubtful accounts	1,704	4,964
Loss on disposal of property, plant and equipment	-	26
Share of net income from equity investees	(2,390)	(4,670)
Dividends received from equity investees	88	88
Gains on dilution and divestment of the Company’s interests in HollyCon	-	(6,429)
Share based compensation expenses	(1,906)	(70)
Deferred income tax expenses (benefit)	260	(2,935)
Accretion of convertible bond discount	57	391
Changes in operating assets and liabilities:
Accounts receivable	(4,358)	(3,126)
Costs and estimated earnings in excess of billings	2,389	36,656
Inventories	(5,507)	(11,577)
Advances to suppliers	656	1,610
Other receivables	(3,173)	(2,601)
Deposits and other assets	(3,307)	(20,613)
Due from related parties	(4,926)	(5,460)
Accounts payable	4,931	2,376
Deferred revenue	758	27,552
Accruals and other payable	(10,412)	(15,308)
Due to related parties	(139)	780
Income tax payable	(2,586)	(199)
Other tax payables	(2,036)	(12,589)
Net cash (used in) provided by operating activities	(12,544)	41,109

Cash flows from investing activities:
Time deposits placed with banks	(22,757)	(97,557)
Purchases of property, plant and equipment	-	(434)
Proceeds from disposal of property, plant and equipment	-	34
Maturity of time deposits	12,542	40,475
Proceeds from sale of shares of a subsidiary	3,200	3,200
Cash reduced upon deconsolidation of subsidiary	(3,051)	(19,732)
Net cash used in investing activities	(10,066)	(74,014)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,059	4,167
Repayments of short-term bank loans	(171)	(4,088)
Proceeds from long-term bank loans	-	5,665
Repayments of long-term bank loans	(4,888)	(7,037)
Proceeds from exercise of options	521	6,323
Payment of Dividends	-	(11,973)
Net cash used in financing activities	(3,479)	(6,943)

Effect of foreign exchange rate changes	(1,548)	(6,769)
Net decrease in cash and cash equivalents	$(27,637)	$(46,617)

Cash and cash equivalents, beginning of period	$210,115	$229,095
Cash and cash equivalents, end of period	182,478	182,478

Hollysys Automation Technologies, Ltd May 11, 2017	Page 12

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, fair value adjustments of acquisition-related consideration, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Nine months ended
	Mar 31,		Mar 31,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$59,126	$72,921	$196,936	$227,270
Less: Amortization of acquired intangible assets	-	166	263	654
Non-GAAP cost of integrated contracts	$59,126	$72,755	$196,673	$226,616

General and administrative expenses	$6,847	$9,813	$29,177	$31,703
Less: Share-based compensation expenses	(1,907)	1,128	(70)	3,265
Non-GAAP general and administrative expenses	$8,754	$8,685	$29,247	$28,438

Other income, net	$571	$(394)	$1,831	$3,128
Add: acquisition-related incentive share contingent consideration fair value adjustment	-	-	-	(1,745)
Non-GAAP other income, net	$571	$(394)	$1,831	$1,383

Net income attributable to Hollysys Automation Technologies Ltd.	$15,623	$21,851	$47,280	$85,059
Add:
Share-based compensation expenses	(1,907)	1,128	(70)	3,265
Amortization of acquired intangible assets	-	166	263	654
Acquisition-related consideration adjustment	-	-	-	(1,745)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$13,716	$23,145	$47,473	$87,233

Weighted average number of basic ordinary shares	60,408,369	59,082,795	60,112,281	59,061,277
Weighted average number of diluted ordinary shares	61,225,248	60,555,132	60,909,201	60,594,356
Non-GAAP basic earnings per share	$0.23	$0.39	$0.79	$1.48
Non-GAAP diluted earnings per share	$0.22	$0.38	$0.79	$1.45